Exhibit 99.2

YY Group Holding Limited (the Company)

Written resolutions of shareholders of the Company

We are the shareholders of the Company entitled to vote on the resolutions referred to below who hold shares carrying a majority of more than 50 per cent of the votes that may be cast in respect of those resolutions.

Pursuant to Regulation 7.21 of the Company's articles of association, we resolve to pass the following resolutions.

1.	That the Company's memorandum and articles of association be amended and restated in the form attached to these resolutions and marked A to, among other things, amend the voting powers of the Class B Ordinary Shares.

2.	That the variation of class rights resulting from Resolution (1) (above) is approved.

3.	That the Company's registered agent is authorised and directed to take all necessary actions in connection with the above resolutions, including (without limitation) making any necessary filings with the Registrar of Corporate Affairs.

[The signature page follows]

Signatures

/s/ Zhang Fan	/s/ Nguyen Thi Kim Thoa
On behalf of	On behalf of
ZHANG FAN	NGUYEN THI KIM THOA

Date: December 31, 2025	Date: December 31, 2025

/s/ Fu Xiaowei	/s/ Phua Zhi Yong
On behalf of	On behalf of
FU XIAOWEI	PHUA ZHI YONG

Date: December 31, 2025	Date: December 31, 2025

/s/ Xu Lin Pu	/s/ Liu Shuangyin
On behalf of	On behalf of
XU LIN PU	LIU SHUANGYIN

Date: December 31, 2025	Date: December 31, 2025

/s/ Shi Xiangfei	/s/ Teo Shao Wei
On behalf of	On behalf of
SHI XIANGFEI	TEO SHAO WEI

Date: December 31, 2025	Date: December 31, 2025

/s/ Wang Shiqing	/s/ Fu Yongqi
On behalf of	On behalf of
WANG SHIQING	FU YONGQI

Date: December 31, 2025	Date: December 31, 2025

/s/ Zhu Jialiang	/s/ Alex Chia Yi Hong
On behalf of	On behalf of
ZHU JIALIANG	ALEX CHIA YI HONG

Date: December 31, 2025	Date: December 31, 2025

On behalf of	On behalf of
LAI WAI KIT ANDREW	YEO KHEE SENG BENNY

Date:	Date:

On behalf of	On behalf of
CEDE & CO	KHOO BOON CHOON

Date:	Date:

On behalf of	On behalf of
LIZHOU HU	CHAOLIN HUANG

Date:	Date:

On behalf of	On behalf of
JADE CAPITAL INVESTMENT PTE.LTD	ANG JASON

Date:	Date:

On behalf of	On behalf of
LAU SUK KEE	TE BEE LAN

Date:	Date:

On behalf of	On behalf of
GUODONG LIN	TEO KAI JIE

Date:	Date:

On behalf of	On behalf of
CHEONG HAI POH	JUYING ZHOU

Date:	Date:

On behalf of	On behalf of
QIN QIN	HAIHUA ZHANG

Date:	Date:

On behalf of	On behalf of
NIU WENDOU	TOK PEI XIU

Date:	Date:

On behalf of	On behalf of
TAN LEE YOEN	WU YONGLIANG

Date:	Date:

On behalf of	On behalf of
YY GROUP HOLDING LIMITED	CHAN YONGXIAN

Date:	Date:

A

Amended and restated memorandum and articles of association